

April 30, 2012

Rubicon Minerals Appoints Michael Lalonde President and Chief Operating Officer
-Mr. Lalonde to assume role of President and CEO following a transition period-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("**Rubicon**") is pleased to announce the appointment, effective June 1, 2012, of Michael Lalonde to the position of President and Chief Operating Officer of the Company. Following his appointment and a transition period of up to six months, Mr. Lalonde will then assume the position of President and Chief Executive Officer of the Company. David Adamson will remain as Chief Executive Officer during the transition period and thereafter will assume the position of Chairman of the Board. Mr. Lalonde's mandate is to optimize the development of the Company's flagship, Phoenix Gold Project, situated in Red Lake, Ontario, and to position the Company for future growth.

Mr. Lalonde holds a B.Sc. in mining engineering from Michigan Technological University and is a registered Professional Engineer in Ontario. He will be leaving the position of Director of Underground Projects for Goldcorp Inc. where he is responsible for guiding the construction and development of Goldcorp's underground mining projects internationally, as well as the preparation and oversight of scoping to feasibility level studies. His current duties at Goldcorp include management of the development of the Cochenour project in Red Lake. Between 2008 and 2011, Mr. Lalonde was the General Manager of Goldcorp's Red Lake Gold Mine in Red Lake, Ontario responsible for mine infrastructure, development and production programs at this world class gold deposit. During his tenure as General Manager of Goldcorp's Marlin Mine in Guatemala, between 2006 and 2008, Mr. Lalonde brought the Marlin Underground Mine to full production status.

Preceding his employment with Goldcorp, Mr. Lalonde gained over 20 years of valuable experience worldwide at several gold mining projects, including management of the Ken Snyder Mine in Nevada from startup to full production (General Mine Manager for operator, Dynatec, contractor to owner, Franco-Nevada), Mine Manager of the Golden Patricia mine in Ontario (Barrick Gold), Director of underground mining for Glamis Gold, General Manager of the Pamour Mine in Timmins (Royal Oak Mines) and Mine Manager at the Bell Creek Mine (Canamax Resources) in Timmins, Ontario.

David Adamson said: "We are delighted to welcome Mike to Rubicon and look forward to him leading the next chapter in the development both of our Phoenix Gold Project at Red Lake and the Company going forward. Mike has demonstrated extensive, successful senior level experience in all aspects of the development and operation of numerous gold mines with a variety of recognized producing companies. This includes his highly relevant experience with Goldcorp at Red Lake, both at its high-grade, world class producing Red Lake Mine and its ongoing Cochenour development project. Mike's appointment is a significant endorsement of Rubicon and our Phoenix Gold Project and I look forward to working with him during the transition and beyond."

In referring to the contribution of David Adamson, Chris Bradbrook, lead Director, stated: "Under David's leadership, Rubicon has undergone exceptional growth, transforming from a small exploration company with an $8 million market capitalization to its current status as a permitted, well-funded, highly valued and respected company with a world class, new gold deposit in Red Lake, as well as control of a significant portion of the Red Lake Gold camp. We recognize David's significant role in maintaining the vision that Red Lake could drive shareholder value for Rubicon. He received well-deserved public recognition for his role in the discovery of the F2 Gold Deposit as a 2010 co-winner of the AME-BC Colin Spence Award for Excellence in Global Mineral Exploration. We thank David for his dedicated contribution to Rubicon over 16 years and look forward to his continuing contribution both during the transition period and thereafter, as Chairman."

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration

ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR12-06   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
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